Exhibit (a)(1)(v)

LEAP WIRELESS INTERNATIONAL, INC.

SUPPLEMENT TO OFFER TO PURCHASE

Offer to Purchase for Cash

Any and All of its 4.50% Convertible Senior Notes due 2014

(CUSIP No. 521863AL4)

THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON APRIL 22, 2013, UNLESS EXTENDED AS DESCRIBED HEREIN OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”). REGISTERED HOLDERS (EACH, A “HOLDER” AND COLLECTIVELY, THE “HOLDERS”) OF THE CONVERTIBLE NOTES (AS DEFINED BELOW) MUST VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR CONVERTIBLE NOTES AT OR PRIOR TO THE EXPIRATION TIME IN ORDER TO BE ELIGIBLE TO RECEIVE THE PURCHASE PRICE (AS DEFINED IN THE OFFER TO PURCHASE). TENDERED CONVERTIBLE NOTES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME.

Leap Wireless International, Inc., a Delaware corporation (the “Company”), previously distributed an Offer to Purchase, dated March 26, 2013 (as amended and supplemented from time to time, the “Offer to Purchase”), in connection with its offer (the “Offer”) to purchase for cash any and all of its $250 million aggregate principal amount of outstanding 4.50% Convertible Senior Notes due 2014 (the “Convertible Notes”), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Except as set forth in this supplement (this “Supplement”) and in Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, and in any subsequently filed amendments thereto, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects, and this Supplement should be read in conjunction therewith.

The Offer to Purchase is hereby amended by inserting the following disclosure in the section entitled “Miscellaneous” on page 23 thereof, immediately above the heading “Other Material Information.”

Summary Financial Information

The following table sets forth summary historical consolidated financial data as of and for the years ended December 31, 2012 and 2011. The following summary historical consolidated financial data was derived from our audited consolidated financial statements appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference (the “2012 Form 10-K”). For a more detailed explanation of our financial condition and operating results, you should read the following summary historical consolidated financial data in conjunction with our historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2012 Form 10-K. You should refer to the sections in the Offer to Purchase entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” for information on how you can obtain copies of our SEC filings, including the 2012 Form 10-K.

	As of and for the Year Ended December 31,
	2012	2011
	(In thousands, except per share data)
Selected Statement of Operations Data
Revenues	$3,142,341	$3,071,131

Operating income (loss)	157,763	(25,352)

Loss before income taxes	(129,373)	(278,300)
Income tax expense	(57,904)	(39,377)

Net loss (1)	(187,277)	(317,677)
Accretion of redeemable non-controlling interests, net of tax	(2,015)	3,050

Net loss attributable to common stockholders	$(189,292)	$(314,627)

Net loss per share (1)
Basic (2)	$(2.42)	$(4.15)
Diluted (2)	$(2.42)	$(4.15)
Net loss per share attributable to common stockholders
Basic (2)	$(2.45)	$(4.11)
Diluted (2)	$(2.45)	$(4.11)
Shares used in per share calculations (2)
Basic	77,283	76,534
Diluted	77,283	76,534

Selected Balance Sheet Data
Cash and cash equivalents	$515,550	$345,243
Short-term investments	159,426	405,801
Current assets	996,782	1,060,437
Non-current assets	3,970,478	4,092,253
Total assets	4,967,260	5,152,690
Current liabilities	616,990	745,929
Non-current liabilities	3,852,621	3,697,536
Long-term debt, net	3,298,463	3,198,749
Redeemable non-controlling interests	64,517	95,910
Total stockholders’ equity	433,132	613,315
Book value per share	$5.47	$7.77

Ratio of earnings to fixed charges (3)	—	—

(1)	Net loss and net loss per share are equivalent to loss from continuing operations and loss per share from continuing operations, respectively, as the Company does not have any discontinued operations. Therefore, loss from continuing operations and loss per share from continuing operations are not presented herein.
(2)	Refer to Note 2 to the consolidated financial statements included in “Item 8. Financial Statements and Supplementary Data” of the 2012 Form 10-K for an explanation of the calculation of basic and diluted loss per share.
(3)	The Company’s earnings were insufficient to cover fixed charges for the years ended December 31, 2012 and 2011 by approximately $116.6 million and $268.3 million, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, cumulative effect of change in accounting principle, accretion of redeemable non-controlling interests and distributions, net of tax and equity in net income (loss) of investees, net, plus fixed charges and amortization of capitalized interest, minus amounts of capitalized interest. “Fixed charges” consist of interest expense, whether expensed or capitalized, and the interest portion of rental expense inherent in our operating leases. The portion of operating lease rental expense that represents the interest factor is estimated to be one-third of total operating lease rental expense.

LEAP WIRELESS INTERNATIONAL, INC.

April 11, 2013